Filed Pursuant to Rule 424(b)(3)
                                                                No. 33-90998-01

                           CNL INCOME FUND XVII, LTD.
                                      AND
                          CNL INCOME FUND XVIII, LTD.


         This Supplement is part of, and should be read in conjunction with, the Prospectus dated August 11, 1995 and the Prospectus Supplement dated March 20, 1997. Capitalized terms used in this Supplement have the same meaning as in the Prospectus unless otherwise stated herein.

         All subscriptions are for the purchase of Units of CNL Income Fund XVIII, Ltd. ("CNL XVIII"). Offers are no longer being made nor are the General Partners accepting subscriptions for CNL XVII. THE ACQUISITION OF UNITS OF ONE PARTNERSHIP WILL NOT ENTITLE THE INVESTOR TO ANY OWNERSHIP INTEREST IN THE OTHER PARTNERSHIP OR ITS PROPERTIES.

         Information as to proposed properties for which CNL XVIII has received initial commitments and as to the number and types of Properties acquired by CNL XVIII is presented as of March 27, 1997, and all references to commitments or Property acquisitions should be read in that context. Proposed properties for which CNL XVIII receives initial commitments, as well as property acquisitions that occur after March 27, 1997, will be reported in a subsequent Supplement.

                                  THE OFFERING

SUBSCRIPTION PROCEDURES

         As of March 27, 1997, CNL XVIII had received total subscription proceeds of $16,694,179 (1,669,418 Units) from 773 Limited Partners. As of March 27, 1997, CNL XVIII had invested or committed for investment approximately $9,600,000 of such proceeds in eight Properties and to pay Acquisition Fees and miscellaneous Acquisition Expenses, leaving approximately $4,900,000 in offering proceeds available for investment in Properties. As of March 27, 1997, CNL XVIII had incurred $751,238 in Acquisition Fees to an Affiliate of the General Partners.

                                    BUSINESS

PROPERTY ACQUISITIONS

         Between March 7, 1997 and March 27, 1997, CNL XVIII acquired one Property consisting of building only. The Property is a Black-eyed Pea Property (in Atlanta, Georgia).

         In connection with the purchase of this Property, CNL XVIII, as lessor, entered into a long-term lease agreement with an unaffiliated lessee. The general terms of the lease agreement are described in the section of the Prospectus entitled "Business - Description of Leases." In addition, in connection with this acquisition, which is building only, CNL XVIII has also entered into a landlord estoppel agreement with the landlord of the land and collateral assignment of the ground lease with the lessee in order to provide CNL XVIII with certain rights with respect to the land on which the building is located.

         The following table sets forth the location of the one Property acquired by CNL XVIII from March 7, 1997 through March 27, 1997, a description of the competition, and a summary of the principal terms of the acquisition and lease of the Property.


April 2, 1997                                  Prospectus Dated August 11, 1995

                             PROPERTY ACQUISITIONS
                   From March 7, 1997 through March 27, 1997

                                                            Lease
                                   Purchase     Date    Expiration and           Minimum                                 Option
Property Location and Competition  Price (1)  Acquired  Renewal Options       Annual Rent (2)         Percentage Rent  To Purchase
---------------------------------  ---------  --------  ---------------  ---------------------------  ---------------  -----------
Black-eyed Pea (3)                  $617,610  03/26/97      04/2023       $69,347; increases to           None          at any
(the "Atlanta Property")                                                  $73,700 during the                            time after
Existing restaurant                                                       eleventh through twentieth                    the fifth
                                                                          lease years and $76,051                       lease year
The Atlanta Property is                                                   during the twenty-first
located along the east side                                               through twenty-sixth lease
of Peachtree Road, north of                                               years
28th Street Northwest, in
Atlanta, Fulton County, Georgia,
in an area of mixed retail,
commercial, and residential
development. Other fast-food and
family-style restaurants located
in proximity to the Atlanta
Property include a Miami Subs,
a Wendy's, and several local
restaurants.

______________________________

FOOTNOTES:

(1) The estimated federal income tax basis of the depreciable portion (the building portion) of the Property acquired is set forth below:

         Property                           Federal Tax Basis
         --------                           -----------------
         Atlanta Property                          $650,000

(2) Minimum annual rent for the Property became payable on the effective date of the lease.

(3) CNL XVIII owns the building only for this Property. CNL XVIII does not own the underlying land; although, CNL XVIII has entered into a landlord estoppel agreement with the landlord of the land and a collateral assignment of the ground lease with the lessee in order to provide CNL XVIII with certain rights with respect to the land on which the building is located.


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

PENDING INVESTMENTS

         As of March 27, 1997, CNL XVIII had initial commitments to acquire five properties, including four properties which consist of land and building and one property which consists of building only. The acquisition of each of these properties is subject to the fulfillment of certain conditions, including, but not limited to, a satisfactory environmental survey and property appraisal. There can be no assurance that any or all of the conditions will be satisfied or, if satisfied, that one or more of these properties will be acquired by CNL XVIII. If acquired, the leases of all five of these properties are expected to be entered into on substantially the same terms described in the Prospectus in the section entitled "Business - Description of Leases," except as described below.

         In connection with the On The Border property in San Antonio, Texas, CNL XVIII anticipates owning only the building and not the underlying land. However, CNL XVIII anticipates entering into a tri-party agreement with the lessee and the landlord of the land in order to provide CNL XVIII with certain rights with respect to the land on which the building is located.

         Set forth below are summarized terms expected to apply to the leases for each of the properties. More detailed information relating to a property and its related lease will be provided at such time, if any, as the property is acquired.

                             Lease Term and
Property                     Renewal Options      Minimum Annual Rent             Percentage Rent           Option to Purchase
--------                     ---------------      -------------------             ---------------           ------------------
Boston Market                15 years; five       10.38% of CNL XVIII's           for each lease year       at any time after the
Charlotte, NC                five-year renewal    total cost to purchase          after the fifth lease     fifth lease year
Existing restaurant          options              the property; increases         year, (i) 5% of annual
                                                  by 10% after the fifth          gross sales minus (ii)
                                                  lease year and after            the minimum annual rent
                                                  every five years thereafter     for such lease year
                                                  during the lease term

Golden Corral                20 years; two        11.25% of CNL XVIII's           for each lease year,      at any time the seventh
Stow, OH                     five-year renewal    total cost to purchase          (i) 5% of annual gross    lease year (2)
Existing restaurant          options              the property                    sales minus (ii) the
                                                                                  mininum annual rent for
                                                                                  such lease year

IHOP                         20 years; three      10.125% of CNL XVIII's          for each lease year,      during the eleventh
Santa Rosa, CA               options              cost to purchase the            annual gross sales        lease year and at the
Existing restaurant                               property; increases by          minus (ii) the minumum    end of the initial
                                                  10% after the fifth lease       annual rent for such      lease term
                                                  year and after every five       lease year
                                                  years thereafter during the
                                                  lease term


Jack in the Box              18 years; four       10.25% of Total Cost (1);       for each lease year,      at any time after the
Houston, TX                  five-year renewal    increases by 8% after the       (i) 5% of annual gross    seventh lease year (2)
Restaurant to be constructed options              fifth lease year and after      sales minus (ii) the
                                                  every five years thereafter     minimum annual rent for
                                                  during the lease term           such lease year

On The Border (3)            (4);three five-year  13.64% of Total Cost (1); (5)   for each lease year,      at any time after the
San Antonio, TX              renewal options                                      (i) 4% of annual gross    tenth lease year
Restaurant to be constructed                                                      sales minus (ii) the
                                                                                  minimum annual rent for
                                                                                  such lease year

______________________________

FOOTNOTES:

(1) The "Total Cost" is equal to the sum of (i) the purchase price of the property, (ii) closing costs, and (iii) actual development costs incurred under the development agreement.

(2) In the event CNL XVIII purchases the property directly from the lessee, the lessee will have no option to purchase the property.

(3) The Company anticipates owning the building only for this property. CNL XVIII will not own the underlying land; although, CNL XVIII anticipates entering into a tri-party agreement with the lessee and the landlord of the land in order to provide CNL XVIII with certain rights with respect to the land on which the building is located.

(4) The lease term shall expire upon the earlier of (i) the date 15 years from the date of closing, (ii) the expiration of the original term of the ground lease, or (iii) the earlier termination of the ground lease.

(5) Base rent shall increase after every five years during the lease term by the lesser of (i) 10% of the minimum base rent during the preceding year or (ii) 150% of the change in the Consumer Price Index.

                    PRO FORMA ESTIMATE OF TAXABLE INCOME OF
                          CNL INCOME FUND XVIII, LTD.
           GENERATED FROM THE OPERATIONS OF PROPERTIES ACQUIRED FROM
                      MARCH 7, 1997 THROUGH MARCH 27, 1997
                       For a 12-Month Period (Unaudited)


         The following schedule represents pro forma unaudited estimates of taxable income of each Property acquired by CNL XVIII from March 7, 1997 through March 27, 1997, for the 12-month period commencing on the date of the inception of the respective lease on such Property. The schedule should be read in light of the accompanying footnotes.

         These estimates do not purport to present actual or expected operations of CNL XVIII for any period in the future. These estimates were prepared on the basis described in the accompanying notes which should be read in conjunction herewith. No single lessee or group of affiliated lessees lease Properties with an aggregate purchase price in excess of 20% of the expected total net offering proceeds of CNL XVIII.



                                          Black-eyed Pea
                                           Atlanta, GA
                                          --------------

Pro Forma Estimate
  of Taxable Income:

Base Rent (1)                               $ 69,347

Management Fees (2)                             (693)

General and Administrative
  Expenses (3)                                (3,467)
                                            --------

Estimated Cash Available from
  Operations                                  65,187

Depreciation Expense (4)                     (16,238)
                                            --------

Pro Forma Estimate of Taxable
  Income of CNL XVIII                       $ 48,949
                                            ========







                                 See Footnotes

______________________________

FOOTNOTES:

(1) Base rent does not include percentage rents which become due if specified levels of gross receipts are achieved.

(2) The Property will be managed pursuant to a management agreement between CNL XVIII and an Affiliate of the General Partners, pursuant to which the Affiliate will receive an annual management fee in an amount equal to one percent of the gross revenues that CNL XVIII earns from its Property. See "Management Compensation."

(3) Estimated at five percent of gross rental income based on the previous experience of Affiliates of the General Partners with 17 public limited partnerships which own properties similar to that owned by CNL XVIII.

(4) The estimated federal tax basis of the depreciable portion (the building portion) of the Property has been depreciated on the straight-line method over 40 years.


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